Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

August 27, 2004

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 27, 2004, China Life Insurance Company Limited issued a press release and an announcement, copies of which are attached as Exhibits 99.1 and 99.2 hereto, respectively.

EXHIBIT LIST

Exhibit	Description

99.1	Press release, dated August 27, 2004.

99.2	Announcement, dated August 26, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)

	Name:	Miao Fuchun
Date: August 27, 2004	Title:	Director and Vice President

EXHIBIT 99.1

For Immediate Release

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCES 2004 INTERIM RESULTS

(27 August 2004 – HONG KONG) China Life Insurance Company Limited (“China Life” or the “Company”), (SEHK: 2628; NYSE: LFC US) today announced the unaudited consolidated results of the Company and its subsidiaries for the six months ended 30 June 2004.

All of the Company financial data set out below for the six months ended 30 June 2003 are on a pro forma basis giving effect to the restructuring of the Company as if it had come into effect on 1 January 2003. The relevant pro forma financial data are set out in Appendix II of China Life’s Prospectus for the Global Offering dated 8 December 2003.

Key Highlights

•	Unaudited consolidated total revenues amounted to RMB38,945 million, a 32.8% increase over the corresponding period of the previous year

•	Net investment income amounted to RMB5,018 million, representing an increase of 65.2% over the corresponding period of the previous year

•	Unaudited consolidated net profit was RMB2,812 million, a 10.1% decrease over the corresponding period of the previous year primarily due to significant unrealized losses in investment income

•	Unaudited consolidated earnings per share was RMB0.11

•	Gross written premiums and policy fees maintained strong growth, amounting to RMB34,668 million or a 36.5 % increase over the corresponding period of the previous year

•	The Company maintained its leading position in China’s life insurance sector, achieving a market share of over 50% as at 30 June 2004 based on PRC GAAP gross written premiums, which was higher than its market share of 45% as at 31 December last year

•	The Company’s corporate governance structure was enhanced through the appointment of three new independent directors at its first annual general meeting on 18 June 2004. China Life now has five independent non-executive directors, representing over half of the total members of its Board of Directors

•	No interim dividend has been declared by the Company

Commenting on the Company’s results for the six months ended 30 June 2004, Wang Xianzhang, Chairman of the Board and President of China Life Insurance Company Limited, said: “Thanks to the hard work of our employees, China Life sustained its growth in premiums, expanded market share and further enhanced its management and operations in the first half of 2004. These are the pillars of our strategy to generate attractive returns for shareholders. We focused on increasing sales of risk-type and regular premium products, strengthening distribution channels and maintaining a strong financial position. At the same time, the Company made further progress in enhancing corporate governance structure and strengthening internal controls.”

Mr. Wang further added: “Looking ahead to the second half of 2004, China Life will aim to consolidate its leading position in China’s life insurance market and continue to focus on its key objectives of increasing investment income and further strengthening risk controls.”

For the six months ended 30 June 2004, the Company had total revenues of RMB38,945 million, representing an increase of 32.8% over the corresponding period of the previous year.

The Company’s net premiums and policy fees amounted to RMB33,937 million, representing an increase of 37.2% over the corresponding period of the previous year. Contributing to this growth was the considerable increase in turnover of the individual life insurance business and growth in the group life insurance business, which grew 41.2% and 21.0% respectively over the corresponding period of the previous year. In spite of intense market competition, the accident insurance and health insurance business achieved a growth rate of 17.1%.

For the six months ended 30 June 2004, the Company’s gross written premiums and policy fees amounted to RMB34,668 million, representing growth of 36.5% over the corresponding period of the previous year. Gross written premiums amounted to RMB31,390 million, an increase of 43.0% over the corresponding period of the previous year. First year gross written premiums amounted to RMB12,565 million representing an increase of 107.1% over the corresponding period of the previous year. First year regular gross written premiums amounted to RMB10,765 million, an increase of 173.0%, representing 86% of the total amount of first year gross written premiums.

The success of the new Hongxin endowment insurance product, launched at the end of 2003, added momentum to the increase in written premiums. For the period ended 30 June 2004, the product generated the largest amount of new business among all of our risk-type products, accounting for 44.6% of the Company’s premiums from new policies.

The Company’s net investment income for the six months ended 30 June 2004 was RMB5,018 million, representing an increase of 65.2% over the corresponding period of the previous year. This increase in net investment income was mainly attributable to the increase in total investment assets. For the period under review, net realized losses on investments were RMB63 million, compared to net realized gains of RMB420 million for the corresponding period of the previous year. Net unrealized gains/losses on investments decreased from net gains of RMB170 million in the corresponding period of the previous year to net losses of RMB723 million in the current financial period. This result was mainly due to market volatility and considerable fluctuations in securities investment funds in the first half of 2004. Moreover, the Company’s investments in government bonds have also been impacted by market conditions. This factor may have an adverse impact on the Company’s operational results of 2004.

The Company’s benefits, claims and expenses for the period under review totaled RMB35,158 million, representing an increase of 42.0% over the corresponding period of the previous year. This increase was mainly attributable to the 48.5% increase in insurance benefits and claims primarily resulting from the overall increase in turnover.

The Company’s net profit for the six months ended 2004 was RMB2,812 million, representing a decrease of 10.1% from the corresponding period of the previous year, primarily due to the significant unrealized losses on investments described above.

In the first half of 2004, the Company adopted a range of measures aimed at enhancing its operations and management systems, including implementing a comprehensive budget management process; strengthening the internal audit system, cost management, and risk controls; and enhancing the actuarial analysis of existing and new products.

In addition, the Company improved its corporate governance structure by appointing three new independent non-executive directors to the Board of Directors, and developing and communicating through the organization a set of “Regulations on Management of Information Disclosures” and a “Code of Professional Ethics for Senior Management”. To enhance its disclosure, the Company also plans to provide its embedded value in its 2004 annual report. Finally, a senior U.S. actuary was appointed Chief Actuary of the Company, thereby boosting the standards of the Company’s operations and management to international levels.

- End -

Forward-looking statements:

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 21E of the US. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Registration Statement on Form F-1 for its initial public offering (333-110615) and in the Company’s other filings with the SEC.

About China Life Insurance Company Limited

China Life Insurance Company Limited (SEHK: 2628 HK; NYSE: LFC US), is the leading life insurance company in China and one of the largest asset management and institutional investors in the domestic insurance industry. The Company sells products and services through the most extensive distribution network of exclusive agents, direct sales representatives and dedicated and non-dedicated agencies throughout China. The Company provides annuity products and services for individuals and groups, as well as accident and health insurance. On December 17 and 18, 2003, the Company successfully listed on the New York Stock Exchange and the Hong Kong Stock Exchange respectively. The Company was also elected as Asia’s best insurance company in 2003 by Euromoney magazine.

Issued by Citigate Dewe Rogerson for and on behalf of China Life Insurance Company Limited.

For further information, please contact:

Media Enquiries

English

Mr. Bruce Shu

Citigate Dewe Rogerson

Tel: +852 9132 2906 or +852 2533 4607 Fax: +852 2524 5599

E-mail: bruce.shu@citigatedr-hk.com

Ms. Robin Weinberg

Citigate Financial Intelligence

Tel: +201 499 3567 Fax: +201 499 3600

E-mail: robin.weinberg@citigatefi.com

Putonghua

Mr. Lan YaDong

China Life Insurance Company Limited

Tel: +86 135 0117 2615 (Friday 27 August Only)

Tel: +8610 8565 9307 Fax: +8610 8525 2231 (Regular contact number)

E-mail: lanyd@chinalife.com.cn

Cantonese

Ms. Sukyi Yau

Citigate Dewe Rogerson

Tel: +852 9030 7204 or +852 2533 4622 Fax: +852 2524 5599

E-mail: sukyi.yau@citigatedr-hk.com

Investor & Analyst Enquiries

Mr. Cao QingYang

China Life Insurance Company Limited

Tel: +852 9881 6032 (Friday 27 August Only)

Tel: +8610 8525 2107 Fax: +8610 8525 2232 (Regular contact number)

E-mail: caoqingyang@chinalife.com.cn

Condensed Consolidated Profit and Loss Account

For the six months ended 30 June 2004

	For the six months ended 30 June
	2004	2003
	(Unaudited)	(1)
	RMB million	RMB million
REVENUES
Gross written premiums and policy fees	34,668	36,091
Less: premiums ceded to reinsurers	(584)	(690)

Net written premiums and policy fees	34,084	35,401
Net change in unearned premium reserves	(147)	17

Net premiums earned and policy fees	33,937	35,418

Net investment income	5,018	5,070
Net realised gain/(loss) on investments	(63)	691
Net unrealised gain/(loss) on trading securities	(723)	280
Other income	776	122

Total revenues	38,945	41,581

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	(2,740)	(4,580)
Accident and health claims and claim adjustment expenses	(2,732)	(2,455)
Increase in future life policyholder benefits	(19,245)	(23,192)
Interest credited to policyholder contract deposits	(2,084)	(4,109)
Policyholder dividends and participation in profits	(1,157)	(862)
Amortisation of deferred policy acquisition costs	(2,893)	(2,648)
Underwriting and policy acquisition costs	(758)	(708)
Administrative expenses	(3,418)	(3,005)
Other operating expenses	(84)	(704)
Interest expense on bank borrowings	—	(5)
Statutory insurance levy	(47)	(38)

Total benefits, claims and expenses	(35,158)	(42,306)

(1)	Information set forth in this table for the six months ended 30 June 2003 present the financial results of our predecessor company, China Life Insurance Company, without giving effect to the restructuring.

Condensed Consolidated Profit and Loss Account (continued)

For the six months ended 30 June 2004

	For the six months ended 30 June
	2004		2003
	(Unaudited)		(1)
	RMB million		RMB million
Profit/(loss) before income tax expenses and minority interests		3,787		(725)
Income tax expenses		(955)		(8)

Profit/(loss) before minority interests		2,832		(733)

Minority interests		(20)		19

Net profit/(loss)		2,812		(714)

Dividends	RMB	—	RMB	—

Basic and diluted earnings/(loss) per share	RMB	0.11	RMB	(0.04)

Condensed Consolidated Balance Sheet

As at 30 June 2004 and 31 December 2003

	30 June 2004	31 December 2003
	(Unaudited)
	RMB million	RMB million
ASSETS

Investments
Fixed maturity securities	95,529	70,604
Held-to-maturity securities, at amortised cost	17,710	—
Non-trading securities, at estimated fair value	77,819	70,604
Equity securities	13,100	10,718
Non-trading securities, at estimated fair value	8,074	5,550
Trading securities, at estimated fair value	5,026	5,168
Term deposits	196,154	137,192
Statutory deposits - restricted	4,000	4,000
Policy loans	230	116
Securities purchased under agreements to resell	12,400	14,002
Cash and cash equivalents	22,880	42,616

	344,293	279,248

Other assets
Accrued investment income	4,211	2,875
Premiums receivables	3,701	2,801
Reinsurance assets	934	997
Deferred policy acquisition costs	29,790	24,868
Property, plant and equipment, net	11,811	12,008
Other	1,815	5,923

	52,262	49,472

Total assets	396,555	328,720

Condensed Consolidated Balance Sheet (continued)

As at 30 June 2004 and 31 December 2003

	30 June 2004	31 December 2003
	(Unaudited)
	RMB million	RMB million
LIABILITIES AND EQUITY

Liabilities
Future life policyholder benefits	102,161	82,718
Policyholder contract deposits and other funds	206,776	154,731
Unearned premium reserves	5,374	5,382
Reserves for claims and claim adjustment expenses	494	814
Annuity and other insurance balances payable	1,703	638
Premiums received in advance	1,369	2,407
Policyholder dividends payable	2,238	1,916
Securities sold under agreements to repurchase	1,954	6,448
Other liabilities	6,802	6,891
Deferred tax liabilities	3,607	3,686
Statutory insurance fund	381	333

Total liabilities	332,859	265,964

Contingencies and commitments
Minority interests	340	320

Shareholders’ equity
Share capital	26,765	26,765
Reserves	32,159	34,051
Retained Earnings	4,432	1,620

Total shareholders’ equity	63,356	62,436

Total liabilities and equity	396,555	328,720

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

VOTING RESULT AT EXTRAORDINARY

GENERAL MEETING HELD ON AUGUST 26, 2004

The Extraordinary General Meeting (the “EGM”) of China Life Insurance Company Limited (the “Company”) was held at its conference room, Level 30, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China on August 26, 2004 at 10:00 a.m..

There were a total of 26,764,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the ordinary resolution considered at the EGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The EGM was chaired by Mr. Miao Fuchun, the executive director of the Company.

At the EGM, the chairman of the meeting demanded to put the ordinary resolution set out in the Notice of the EGM dated July 5, 2004 to the vote by way of poll.

Set out below is the poll result in respect of the ordinary resolution proposed at the EGM:

Ordinary Resolution	No. of Votes (%)		Total number of votes
	For	Against
“THAT Mr. Shi Guoqing, nominated by the Board of Directors, be appointed as an additional non-executive director of the Company.”	19,903,436,287 (99.97)%	6,776,040 (0.03)%	19,910,212,327

The resolution was duly passed as an ordinary resolution.

Computershare Hong Kong Investor Services Limited, the Company’s H share registrars, in conjunction with King & Wood, the Company’s PRC legal advisers, acted as the scrutineers in respect of the voting at the EGM and performed calculation to obtain the above poll voting results based on the completed and signed poll voting forms collected by the Company.

As at the date of this announcement, the executive directors of the Company are Mr. Wang Xianzhang and Mr. Miao Fuchun, the non-executive directors are Mr. Wu Yan and Mr. Shi Guoqing and the independent non-executive directors are Mr. Long Yongtu, Mr. Chau Tak Hay, Mr. Sun Shuyi, Mr. Cai Rang and Mr. Fan Yingjun.

By order of the Board
Miao Fuchun
Director

Beijing, China, August 26, 2004